**Mail Stop 4561**
**Via Fax (703) 653-2605**

September 25, 2009

Catherine A. Graham
Executive VP and Chief Financial Officer
Online Resources Corporation
4795 Meadow Wood Lane
Chantilly, VA 20151

> **Re:** **Online Resources Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 3, 2009**
> **Form 10-Q for the Quarter Ended June 30, 2009**
> **Forms 8-K filed on February 26, 2009, March 4, 2009, April 16, 2009,**
> **April 20, 2009, April 30, 2009, and August 6, 2009**
> **File No. 000-26123**

Dear Ms. Graham:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief